Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
 Cadista Holdings Inc.
 at
$1.60 Net Per Share
by
 JUBILANT GENERICS INC.,
 an indirect wholly-owned subsidiary of
 JUBILANT PHARMA LIMITED

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON DECEMBER 19, 2014, UNLESS THE OFFER IS EXTENDED.

December 11 , 2014

To Shareholders of Cadista Holdings:

On November 13, 2014, Jubilant Generics Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Jubilant Pharma Ltd., a corporation organized under the laws of Singapore (the “Parent,” and a direct wholly-owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India “Jubilant Life Sciences”) commenced a tender offer to purchase all outstanding shares (“Shares”) of common stock of Cadista Holdings Inc., a Delaware corporation (“Cadista”), that are not already owned by Parent or its affiliates at a purchase price of $1.60 per Share, without interest and less any applicable withholding taxes (such amount being referred to herein as the “Offer Price”), pursuant to the terms and conditions set forth in Offer to Purchase, dated November 13, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal were mailed to Cadista’s stockholders of record on November 13, 2013.

Among other conditions, Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer was contingent upon the Shares validly tendered and not withdrawn immediately prior to the expiration of the Offer constituting at least ninety percent (90%) of the shares held by unaffiliated stockholders (the “Ninety Percent Tender Condition”). Notice is hereby given that Purchaser and Parent have waived the foregoing Ninety Percent Tender Condition.

In addition, notice is hereby given that Purchaser and Parent have extended the expiration date of the Offer until 5:00 P.M., New York City time, on December 19, 2014. The Offer was previously scheduled to expire at 5:00 P.M., New York City time, on December 12, 2014. The Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on December 19, 2014, unless the Offer is again extended in the manner set forth in the Offer to Purchase.

Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of 4:30 P.M., New York City time, on December 10, 2014, a total of 13,348,243 shares of Cadista common stock have been tendered, representing approximately 64% of the outstanding shares of common stock held by Cadista’s unaffiliated stockholders.

Purchaser previously amended the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Schedule TO (the “Schedule TO”) and the Offer to Purchase incorporated therein. All amendments to the tender offer documents are available to the public for free at the SEC’s website and otherwise described below.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer is being made pursuant to the Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Parent, Purchaser, Jubilant Life Sciences and Jubilant Pharma Holdings Inc. , a Delaware corporation that is owned by Parent (“JPH”), with the SEC on November 13, 2014, as amended from time to time. INVESTORS AND SECURITIES HOLDERS OF CADISTA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Purchaser, Parent, Jubilant Life Sciences and JPH through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase, related letter of transmittal and other offering documents, as amended, may also be obtained for free by contacting the Information Agent for the Offer, Morrow & Co., LLC, by calling toll free at (888) 813-7566, sending an email to: cadp.info@morrowco.com, or at the address set forth on the back cover of the Offer to Purchase. Any other inquiries you may have with respect to the Offer, should also be addressed to Morrow & Co. LLC.

The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and any supplements and amendments thereto and is being made to all holders of Shares other than Parent and its subsidiaries or affiliates. In addition, Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute or have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

If you have already tendered your Shares in the Offer, you need not take any further action to accept the Offer.

Enclosed, for your convenience is a copy of the Letter of Transmittal (printed on white paper and reflecting the new expiration date of the Offer). Shareholders who wish to accept the Offer must properly complete and execute the enclosed Letter of Transmittal (or the Letter of Transmittal, printed on blue paper, that accompanied the Offer to Purchase that was mailed to Shareholders on November 13, 2014) or a manually executed facsimile thereof. Share Certificates representing all physically tendered Shares of Cadista common stock, as well as the Letter of Transmittal properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received at the offices of Continental Stock Transfer and Trust Company, the depositary for the Offer, set forth in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal, prior to the expiration of the Offer.

Very truly yours,

Jubilant Generics Inc.

The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

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